SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                         IMAGING DIAGNOSTIC SYSTEMS, INC
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    45244W100
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                                 (CUSIP Number)

                                  July 17, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45244W100                   13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charlton Avenue, LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
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                  5    SOLE VOTING POWER

                       3,837,209 (see Note A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,837,209 (see Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,837,209 (see Note A)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.4% (see Note A)
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12  TYPE OF REPORTING PERSON*

    CO (see Note A)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1      (a)   NAME OF ISSUER

                  Imaging Diagnostic Systems, Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  6531 N.W. 18th Court,
                  Plantation, Florida
                  33313

ITEM 2      (a)   NAME OF PERSON FILING

                  Charlton Avenue LLC

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE

                  C/o Citco Fund Services Ltd.
                  Corporate Centre
                  Windward One
                  West Bay Road
                  PO Box 31106 SMB
                  Grand Cayman, Cayman Islands

            (c)   CITIZENSHIP

                  Cayman Islands

            (d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, no par value

            (e)   CUSIP NUMBER

                   45244W100

ITEM 3      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act

      (b)   |_| Bank as defined in section 3(a)(6) of the Act

      (c)   |_| Insurance company as defined in section 3(a)(19) of the Act

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

      (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4      OWNERSHIP

      (a)   Amount beneficially owned:

                  3,837,209 (see Note A)

      (b)   Percent of class:

                  3.4% (see Note A)

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                        3,837,209 (see Note A)

            (ii)  Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:

                        3,837,209 (see Note A)

            (iv)  Shared power to dispose or to direct the disposition of: N/A

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

            N/A

ITEM 10     CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   November 29, 2000
                                   ---------------------------------------------
                                               (Date)


                                   Charlton Avenue LLC
                                   ---------------------------------------------
                                   (Signature)


                                   By:   Navigator Management Ltd.
                                         ---------------------------------------


                                   By:   s/ Arlene de Castro
                                         ---------------------------------------

                                   Its:  Assistant Secretary
                                         ---------------------------------------


                                   By:   s/ Theresa Felix
                                         ---------------------------------------

                                   Its:  Secretary
                                         ---------------------------------------

                                     NOTE A

The Reporting Entity is filing this Form 13-G at the express direction of the Commission's staff.

Based on information provided by the Issuer, there are currently outstanding 108,953,817 shares of the Common Stock of the Issuer.

Reporting Entity currently owns 193,798 shares of the Common Stock of the Issuer.

Reporting Person currently holds $4,700,000 principal amount of the Issuer's 9% Series K Convertible Preferred Stock. Under its terms, the Preferred Stock is convertible into shares of Common Stock of the Issuer, at a conversion rate (the "Conversion Price") equal to the lesser of (a) $1.29 or (b) 87.5% of the lowest three Closing Bid Prices of the Common Stock for the twenty trading days prior to conversion date.

The Reporting Person holds no warrants to purchase shares of Common Stock.

The Preferred Stock may not be convertible into shares of Common Stock of the Issuer by the holder, because terms of the Preferred Stock restrict the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 4.99% of the outstanding shares of the Common Stock of the Issuer. (See BankBoston Capital Corp. (No action letter available August 10, 1987).

If all of the Preferred Stock were currently fully convertible and converted at $1.29 per share, the Reporting Person's total shares of Common Stock would be 3,837,209 shares (3.4%), based on an estimated total of 112,597,228 shares of Common Stock outstanding.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.